FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2003

                         Commission File Number 1-15236

                              Advantest Corporation
                 (Translation of Registrant's Name Into English)

                              Shinjuku-NS Building
                           4-1 Nishi-Shinjuku 2-chome
                                   Shinjuku-ku
                                 Tokyo 163-0880
                                      Japan
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X   Form 40-F
                                       ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No X
                                       ---   ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                             ------------

Materials Contained in this Report:

1. English translation of the Annual Japanese-language Financial Digest for the fiscal year ending March 31, 2003, as filed with the Tokyo Stock Exchange on April 25, 2003.

2. English translation of a press release relating to the issuance of stock options of Advantest Corporation dated April 25, 2003.

3. English translation of a press release relating to a spin-off of a division of Advantest Corporation into a wholly owned subsidiary and a merger of two wholly owned subsidiaries dated April 25, 2003.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                              Advantest Corporation



                                              By:      /s/   Hitoshi Owada
                                                 -------------------------------
                                                 Name:  Hitoshi Owada
                                                 Title: Managing Director and
                                                        Senior Vice President,
                                                        Administration and
                                                        Finance Division

Date:  April 25, 2003